FORM 6 — K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of June 2003

      Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

            If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 19, 2003, announcing that Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, have made an investment in Satlynx, a company in which Registrant is a founding shareholder.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

      Dated: June 19, 2003

June 19, 2003

Alcatel Joins SES Global and Gilat Satellite Networks in Satlynx

France, Israel and Luxembourg, June 19, 2003 — SES GLOBAL (Luxembourg and Frankfurt Stock Exchanges SESG) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), the joint founding shareholders of SATLYNX, Europe’s premier 2-way satellite broadband services provider, today announced that Alcatel Space and SkyBridge LP, subsidiaries of Alcatel (Paris: CGEP.PA; NYSE: ALA), have joined the company and made an investment which will yield up to a 17.9% stake in the venture.

In related agreements, Alcatel, under contract to SES GLOBAL, will expand and provide SATLYNX’s product line to include a DVB-RCS platform (Digital video broadcasting — Return channel by satellite), enabling highly efficient two-way broadband Internet access via satellite. Alcatel technological expertise in DVB-RCS open standard solutions will reinforce the SATLYNX offering in all market segments and allow the deployment on a large scale of cost effective standard solutions to support the SATLYNX services. SES and Gilat have also executed an agreement to fund the development of a low cost, Ka-band version of Gilat’s popular Skystar 360E family product line.

Joshua Levinberg, SATLYNX’s Chairman of the Board and Senior Vice President Business Development at Gilat Satellite Networks, said, “We are very pleased to welcome Alcatel into the SATLYNX partnership. SATLYNX is already uniquely positioned to supply a wide spectrum of satellite-based two-way, broadband services, as well as data networks, to corporations and small businesses throughout Europe. Alcatel’s joining the Company will further enhance SATLYNX’s position as a leader in its markets and should give a boost to our efforts in promoting the BroadBand-over-Satellite concept.”

Robert Bednarek, Executive Vice President Corporate Development at SES GLOBAL and Vice-Chairman of SATLYNX, commented: “We sincerely welcome Alcatel’s strong endorsement of our European two-way satellite broadband initiative and we look forward to working closely with Alcatel and Gilat in the further evolution of satellite-based 2-way services. The European market shows signs of significant demand over the coming years for satellite-based broadband and the strong partners in SATLYNX enables the company to aggressively and confidently pursue these opportunities.”

Gérard Dosogne, Vice President Business Development at Alcatel Space and President and CEO of SkyBridge LP said: ” We are pleased to join SATLYNX which brings the opportunity to promote on a large scale basis the DVB-RCS standard and Alcatel’s “DSL in the sky ” concept. We are convinced that SATLYNX will greatly benefit from Alcatel’s expertise in both satellite and ADSL in order to offer competitive two way broadband services meeting the high level of requirements of the Telco’s and ISP’s, including customer management, cost-effective solutions and reliability “.

SATLYNX was established in May 2002 by SES and Gilat and offers two way satellite broadband access services to Telecommunication operators and ISP’s on a wholesale basis as well as corporate VSAT services to enterprises.

SATLYNX satellite broadband services enable Telcos and ISP’s to complement their ADSL network and to offer broadband services to residential consumers, SoHo, SME’s, schools, municipalities and other public entities, all over Europe, including areas not reached by terrestrial broadband networks.

About SES GLOBAL
SES GLOBAL, the world’s premier satellite operator, was born out of the combination of ASTRA, Europe’s leading provider of satellite capacity for direct-to-home reception, and AMERICOM, one of America’s premier Fixed Satellite Services operators. SES ASTRA and SES AMERICOM are the operating companies of SES GLOBAL. The Company also owns strategic holdings in first-class regional satellite service providers, which are SES GLOBAL partner companies, including AsiaSat and AMERICOM ASIA-PACIFIC in Asia, Star One and Nahuelsat in Latin America, and NSAB in Europe. Approximately 95 percent of the world’s population live within the footprints of the SES GLOBAL satellite network. In addition, SES GLOBAL is a shareholder in satellite technology companies Gilat Satellite Networks Ltd., ND Satcom and SATYLNX. SES GLOBAL shares are listed on the stock exchanges in Luxembourg and Frankfurt (SESG). Visit SES GLOBAL at www.ses-global.com

About Gilat SatelliteNetworks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc.,Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology — with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

About Alcatel, Alcatel Space and SkyBridge
Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: www.alcatel.com

Alcatel Space is the world’s third largest satellite manufacturer and Number 1 in Europe. Deploying extensive dual expertise in civil and military applications, Alcatel Space develops satellite solutions for telecommunications, navigation, radar and optical observation, meteorology and science. The company is also the leading European prime contractor for earth observation, meteorology and navigation ground segments, and for space system operation. A wholly-owned subsidiary of Alcatel, Alcatel Space had sales of 1.3 billion euros in 2002. For further information: www.alcatel.com/space

Alcatel Space affiliate SkyBridge LP designs and delivers broadband satellite solutions and services. SkyBridge, with its team of Alcatel-led partners, has designed a unique global broadband satellite system. Prior to launching this system, SkyBridge is delivering leading-edge broadband services using geosynchronous (GEO) satellites to clients on a worldwide basis. Visit SkyBridge at www.skybridgesatellite.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com